Exhibit 99.1

WOODBRIDGE HOLDINGS, LLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants…………………………………………………………...1

Financial Statements:

Consolidated Statements of Financial Condition as of December 31, 2014 and 2014 …………………2

Consolidated Statements of Operations for the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013 ………………………….3

Consolidated Statements of Changes in Equity for the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013 ………………………….4

Consolidated Statements of Cash Flows for the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013 …………………………5

Notes to Consolidated Financial Statements ………………………………………………………………6-33

Report of Independent Certified Public Accountants

To the Board of Managers of Woodbridge Holdings, LLC

We have audited the accompanying consolidated financial statements of Woodbridge Holdings, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and December 31, 2013, and the related results of their operations and their cash flows for the year and nine month period then ended, respectively.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Certified Public Accountants’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Holdings, LLC and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the year and nine month period then ended, respectively, in accordance with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
March 16, 2015

Woodbridge Holdings, LLC
Consolidated Statements of Financial Condition
(In thousands)

	As of December 31,	As of December 31,
	2014	2013
ASSETS
Cash and cash equivalents	$185,807	158,819
Restricted cash ($31,554 in 2014 and $36,263 in 2013 held by variable interest entities ("VIEs")	54,620	65,285
Notes receivable, including net securitized notes of $293,950 in 2014 and $342,078 in held by VIEs, 2013, net of allowance of $102,566 in 2014 and $90,592 in 2013	424,267	455,569
Note receivable, BBX Capital	11,750	11,750
Note receivable, Renin	-	9,662
Inventory	194,713	204,256
Properties and equipment, net	72,319	63,252
Intangible assets, net	63,913	64,142
Other assets	53,158	53,580
Total assets	$1,060,547	1,086,315

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$10,059	13,052
Accrued expenses and other liabilities	79,147	76,496
Deferred revenue	25,057	27,408
Deferred income taxes	92,609	76,726
Notes and mortgage notes payable and other borrowings	90,061	93,939
Receivable-backed notes payable - recourse ($0 in 2014 and $5,899 in 2013 held by VIEs)	92,129	74,802
Receivable-backed notes payable - non-recourse (held by VIEs)	320,275	368,759
Junior subordinated debentures	150,038	147,431
Total liabilities	859,375	878,613

Commitments and contingencies (See Note 9)	-	-

Paid-in capital	349,811	347,731
Accumulated deficit	(191,891)	(177,750)
Total Woodbridge Holdings, LLC ("Woodbridge") members' equity	157,920	169,981
Noncontrolling interests	43,252	37,721
Total equity	201,172	207,702
Total liabilities and equity	$1,060,547	1,086,315

See Notes to Consolidated Financial Statements.

Woodbridge Holdings, LLC
Consolidated Statements of Income and Comprehensive Income
(In thousands)

	For the Year Ended December 31, 2014	From April 2, 2013 through December 31, 2013
Revenues
Sales of VOIs	$262,334	204,155
Fee-based sales commission	144,239	72,994
Other fee-based services revenue	92,089	60,840
Interest income	81,666	61,719
Other income	3,566	209
Total revenues	583,894	399,917

Costs and Expenses
Cost of VOIs sold	30,766	26,046
Cost of other resort fee-based operations	56,941	40,032
Interest expense	44,909	33,749
Selling, general and administrative expenses	344,891	242,111
Total costs and expenses	477,507	341,938

Income from continuing operations before income taxes	106,387	57,979
Less: Provision for income taxes	40,321	18,409
Income from continuing operations	66,066	39,570
Income (loss) from discontinued operations, net	306	(332)
Net income	66,372	39,238
Less: Net income attributable to noncontrolling interests	11,411	9,974
Net income attributable to Woodbridge	$54,961	29,264

Comprehensive income attributable to Woodbridge members	$54,961	29,264

See Notes to Consolidated Financial Statements.

Woodbridge Holdings, LLC
Consolidated Statements of Changes in Equity
From April 2, 2013 through December 31, 2013 and the Year Ended December 31, 2014
(In thousands)

				Non-
			Total	controlling
	Paid-in	Accumulated	Woodbridge	Interest in	Total
	Capital	Deficit	Equity	Subsidiaries	Equity
Balance, April 2, 2013	$347,731	(162,712)	185,019	36,322	221,341
Net income	-	29,264	29,264	9,974	39,238
Distributions paid to subsidiaries' noncontrolling interests	-	-	-	(8,575)	(8,575)
Distributions paid to members		(44,302)	(44,302)	-	(44,302)
Balance, December 31, 2013	$347,731	(177,750)	169,981	37,721	207,702
Net income	-	54,961	54,961	11,411	66,372
Subsidiary's excess tax benefit from stock based compensation	2,080	-	2,080	-	2,080
Distributions paid to subsidiaries’' noncontrolling interests	-	-	-	(5,880)	(5,880)
Distributions paid to members		(69,102)	(69,102)	-	(69,102)
Balance, December 31, 2014	$349,811	(191,891)	157,920	43,252	201,172

See Notes to Consolidated Financial Statements.

Woodbridge Holdings, LLC
Consolidated Statements of Cash Flows
(In thousands)

	For the Year Ended December 31, 2014	From April 2, 2013 Through December 31, 2013
Operating activities:
Net income	$66,372	39,238
Adjustment to reconcile net loss to net cash provided by
operating activities:
Provision for credit losses	40,164	50,199
Depreciation, amortization and accretion, net	7,001	3,312
Loss on disposal of assets	473	1,014
Provision for deferred income taxes	15,883	12,009

Changes in operating assets and liabilities:
Inventory	19,137	(4,429)
Notes receivable	(9,820)	(26,375)
Restricted cash	10,665	(6,860)
Other assets	(1,386)	10,183
Accounts payable, accrued expenses and other liabilities, and deferred income	(3,427)	14,833
Net cash provided by operating activities	145,062	93,124

Investing activities:
Note receivable from related party - Renin	9,662	(9,662)
Purchases of property and equipment	(18,049)	(10,059)
Net cash used in investing activities	(8,387)	(19,721)

Financing activities:
Proceeds from notes, mortgage notes payable and receivable-backed notes payable	127,596	140,941
Repayment of notes, mortgage notes payable and receivable-backed notes payable	(162,919)	(125,628)
Distributions paid to members	(69,102)	(44,302)
Distributions paid to subsidiaries' noncontrolling interests	(5,880)	(8,575)
Payments for debt issuance costs	(1,462)	(4,115)
Excess tax benefit from stock-based compensation	2,080	-
Net cash used in financing activities	(109,687)	(41,679)
Increase in cash and cash equivalents	26,988	31,724
Cash and cash equivalents at beginning of period	158,819	127,095
Cash and cash equivalents at end of period	$185,807	158,819

Supplemental cash flow information
Interest paid on borrowings, net of amounts capitalized	$39,612	29,636
Income taxes paid, net	26,077	6,130

Woodbridge Holdings, LLC

Notes to Consolidated Financial Statements

1.    Business and Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Woodbridge Holdings, LLC (“Woodbridge” or, unless otherwise indicated or the context otherwise requires, “we”, “us”, “our” or the “Company”) is a holding company whose principal holdings include a  100% controlling interest in Bluegreen Corporation and its subsidiaries (“Bluegreen”).  Prior to the purchase agreement as described below, Woodbridge was a wholly-owned subsidiary of BFC Financial Corporation (“BFC”).  Woodbridge’s reports its results through one operating segment, Bluegreen Vacations.

One of Bluegreen’s wholly-owned subsidiaries has a joint venture arrangement with Big Cedar, LLC (“Big Cedar”), an affiliate of Bass Pro, Inc. relating to Bluegreen/Big Cedar Vacations. Bluegreen’s subsidiary owns 51% of Bluegreen/Big Cedar Vacations and Big Cedar owns the remaining 49%.  Bluegreen/Big Cedar Vacations develops, markets and sells vacation ownership interests (“VOIs”) and timeshare interests. The results of operations of Big Cedar are included in our consolidated financial statements.

Generally accepted accounting principles (“GAAP”) require that Woodbridge consolidate the financial results of the entities in which it has controlling interest. As a consequence, the assets and liabilities of all such entities are presented on a consolidated basis in Woodbridge’s financial statements. However, except as otherwise noted, the debts and obligations of the consolidated entities, including Bluegreen, are not direct obligations of Woodbridge and are non-recourse to Woodbridge. Similarly, the assets of those entities are not available to Woodbridge absent a dividend or distribution from those entities. The recognition by Woodbridge of income from controlled entities is determined based on the total percent of economic ownership in those entities.

On April 2, 2013, Woodbridge acquired all of the shares of Bluegreen’s common stock not previously owned by Woodbridge in a cash merger transaction (sometimes hereinafter referred to as the “Bluegreen merger”).  Pursuant to the terms of the merger agreement, Bluegreen’s shareholders (other than Woodbridge) received consideration of $10.00 in cash for each share of Bluegreen’s common stock that they held at the effective time of the merger, including unvested restricted shares. In addition, each option to acquire shares of Bluegreen’s common stock that was outstanding at the effective time of the merger, whether vested or unvested, was canceled in exchange for a cash payment to the holder in an amount equal to the excess, if any, of the $10.00 per share merger consideration over the exercise price per share of the option. The aggregate merger consideration was approximately $149.2 million.  As a result of the merger, Bluegreen became a wholly-owned subsidiary of Woodbridge, and Bluegreen’s common stock ceased trading on the New York Stock Exchange and was deregistered under the Securities and Exchange Act of 1934.  Prior to the Bluegreen merger, Woodbridge owned approximately 54% of Bluegreen’s outstanding common stock. Woodbridge is currently owned 54% by BFC and 46% by BBX Capital Corporation (“BBX Capital”).

In connection with the financing of the merger, BFC and Woodbridge entered into a Purchase Agreement with BBX Capital on April 2, 2013 (the “Purchase Agreement”).  Pursuant to the terms of the Purchase Agreement, BBX Capital invested $71.8 million in Woodbridge contemporaneously with the closing of the merger in exchange for a 46% equity interest in Woodbridge. BFC continues to hold the remaining 54% of Woodbridge’s outstanding equity interests. BBX Capital’s investment in Woodbridge consisted of $60.0 million in cash, which was utilized to pay a portion of the aggregate merger consideration, and a promissory note in Woodbridge’s favor in the principal amount of $11.8 million (the “Note”). The Note has a term of five years, accrues interest at a rate of 5% per annum and provides for payments of interest only on a quarterly basis during the term of the Note, with all outstanding amounts being due and payable at the end of the five-year term. In connection with BBX Capital’s investment in Woodbridge, BFC and BBX Capital entered into an Amended and Restated Operating Agreement of Woodbridge, which sets forth BFC’s and BBX Capital’s respective rights as members of Woodbridge and provides for, among other things, unanimity on certain specified “major decisions” and distributions to be made on a pro rata basis in accordance with BFC’s and BBX Capital’s respective percentage equity interests in Woodbridge.

Bluegreen issued $75 million of senior secured notes in a private transaction, the proceeds of which, together with approximately $14 million of Bluegreen’s unrestricted cash, were utilized in connection with the funding of the $149.2 million merger consideration indicated above. See Note 7 to the consolidated financial statements for additional information related to the senior secured notes.

Two consolidated class action lawsuits relating to the transaction between Woodbridge and Bluegreen are currently pending.   See Note 9 for additional information regarding the pending litigation relating to the transaction.

The discontinued operations included in our Consolidated Statements of Income and Comprehensive Income relate to Bluegreen Communities, which was an operating segment of Bluegreen before substantially all of its assets were sold in May 4, 2012. Bluegreen Communities historically marketed residential homesites, the majority of which were sold directly to retail customers seeking to build a home generally in the future.  Certain assets, including Bluegreen Communities’ notes receivable portfolio and liabilities related to Bluegreen Communities, were excluded from the transaction and retained by Bluegreen.

Summary of Significant Accounting Policies

The accounting policies applied by the Company conform to accounting principles generally accepted in the United States of America.

Consolidation Policy - The consolidated financial statements include the accounts of all the Company’s wholly-owned subsidiaries, the Company’s controlled subsidiaries, including Bluegreen, other entities in which the Company and its subsidiaries hold controlling financial interests, and variable interest entities (“VIEs”) if the Company or its consolidated subsidiary is deemed the primary beneficiary of the VIE. All significant inter-company accounts and transactions have been eliminated among consolidated entities.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the fair value of assets and liabilities acquired in business combinations, the allowance for loan losses, evaluation of intangible and long-lived assets for impairment, valuation of securities, evaluation of securities for impairment and other-than-temporary declines in value, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, revenue recognition on percent complete projects, the evaluation of real estate assets for impairment, estimated costs to complete construction, the amount of the deferred tax asset valuation allowance, accounting for uncertain tax positions, contingencies and litigation, and accounting for share-based compensation.

Cash and Cash Equivalents - Cash equivalents consist of cash, demand deposits at financial institutions, money market funds and other short-term investments with original maturities of 90 days or less.   Cash and cash equivalents are held at various financial institutions located throughout the United States, Canada and Aruba and exceed federally insured amounts. The periodic evaluations of the relative credit standing of financial institutions maintaining the Company’s deposits are performed to evaluate and attempt to mitigate, if necessary, credit risk.

Restricted Cash – Restricted cash consists primarily of customer deposits held in escrow accounts and cash collected on pledged/secured notes receivable not yet remitted to lenders.

Notes Receivable (Bluegreen) - Bluegreen’s notes receivable are carried at amortized cost less an allowance for credit losses. Interest income is suspended, and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of December 31, 2014 and December 31, 2013, $11.7 million and $11.3 million, respectively, of VOI notes receivable were more than three months past due, and accordingly, consistent with Bluegreen’s policy, were not accruing interest income. After 120 days, VOI notes receivables are generally written off against the allowance for credit loss.

Bluegreen records an estimate of expected uncollectible VOI notes receivable as a reduction of revenue at the time Bluegreen recognizes a VOI sale. Bluegreen estimates uncollectible VOI notes receivable in accordance with timeshare accounting rules. Under these rules, the estimate of uncollectibles is based on historical uncollectibles for similar VOI notes receivable. Bluegreen uses a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of the notes. Bluegreen also considers whether the historical economic conditions are comparable to current economic conditions, as well as variations in underwriting standards. Additionally, under timeshare accounting rules, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. Bluegreen reviews its allowance for credit losses on at least a quarterly basis. Loan origination costs are deferred and recognized over the life of the related notes receivable

Acquired Notes Receivable – During November 2009, Woodbridge acquired additional shares of Bluegreen’s common stock which resulted in Woodbridge having a controlling interest in Bluegreen.  In connection with such transaction,  Woodbridge was deemed under applicable accounting guidance to have acquired certain of Bluegreen’s assets, including a pool of notes receivable consisting principally of homogenous consumer timeshare loans originated by Bluegreen.  Consistent with the accounting guidance, Woodbridge has elected an accounting policy based on expected cash flows, which includes guidance on maintaining the integrity of a pool of multiple loans accounted for as a single asset.  The loans have common risk characteristics as defined in the accounting guidance, Loans and Debt Securities with Deteriorated Credit Quality, including similar risk ratings, as defined and monitored by risk rating agencies, term, purpose and similar collateral type (VOIs).  The Company evaluates the pool of loans accounted for as a single asset for indications of impairment. Purchased loans are considered to be impaired if it is not expected that all contractually required cash flows will be received due to concerns about credit quality. The excess of the cash flows expected to be collected measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan using a level yield methodology. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the nonaccretable difference. Subsequent decreases to expected cash flows result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan losses. Subsequent increases in expected cash flows result in a recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase. Loan disposals, which may include receipt of payments in full from the borrower or foreclosure, result in the removal of the loan from the loan pool at its allocated carrying amount.

 Inventory (Bluegreen) -  Inventory is primarily comprised of Bluegreen’s completed VOIs, VOIs under construction and land held for future vacation ownership development. Bluegreen carries its completed inventory at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or (ii) estimated fair value, less costs to sell. VOI inventory and cost of sales are accounted for under timeshare accounting rules, which define a specific method of the relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method required by timeshare accounting rules, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage - the ratio of total estimated development costs to total estimated VOI revenue, including the estimated incremental revenue from the resale of VOI inventory repossessed, generally as a result of the default of the related receivable. Also, pursuant to timeshare accounting rules, Bluegreen does not relieve inventory for VOI cost of sales related to anticipated credit losses. Accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable.

Bluegreen also periodically evaluates the recovery of the carrying amount of its  incomplete or undeveloped resort properties in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), which provides guidance relating to the accounting for the impairment or disposal of long-lived assets. No impairment charges were recorded with respect to VOI inventory during any of the periods presented.

Bluegreen periodically evaluates the recovery of the carrying amount of incomplete or undeveloped resort properties under the accounting guidelines for Property, Plant and Equipment, which provides guidance relating to the accounting for the impairment or disposal of long-lived assets.

Impairment of Long Lived Assets  - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount of an asset may not be recoverable. In performing the review for impairment, the Company compares the expected undiscounted future cash flows to the carrying amount of the asset and records an impairment loss if the carrying amount exceeds the expected future cash flows based on the estimated discounted cash flows generated by the long-lived assets.

The assumptions developed and used by management to evaluate impairment are subjective and involve significant estimates, and are subject to increased volatility due to the uncertainty of the market environment.

Long-lived assets to be abandoned are considered held and used until disposed.  The carrying value of a long-lived asset to be abandoned is depreciated over its shortened depreciable life when the Company commits to a plan to abandon the asset before the end of its previously estimated useful life.

Properties and Equipment -  Properties and equipment are carried at cost less accumulated depreciation. Depreciation is primarily computed on the straight-line method over the estimated useful lives of the assets.  The cost of leasehold improvements is amortized using the straight-line method over the shorter of the terms of the related leases or the useful lives of the assets. Interest expense associated with the construction of certain fixed assets is capitalized as incurred and relieved to expense through depreciation once the asset is put into use.

Expenditures for new properties, leasehold improvements and equipment and major renewals and betterments are capitalized. Expenditures for maintenance and repairs are expensed as incurred, and gains or losses on disposal of assets are reflected in current operations.

Intangible Assets – Intangible assets consist of management contracts which are now included in our financial statements as a result of the previously described acquisition of additional shares of Bluegreen’s common stock during November 2009 which gave us a controlling interest in Bluegreen.  The management contracts have indefinite useful lives and are not amortized, but instead are reviewed for impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  The company did not record any impairment charges during the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013.

The Company evaluates the recovery of the carrying amount of its long-lived assets under applicable accounting guidance which requires that intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on at least an annual basis, or more frequently if events and circumstances indicate that assets may be impaired, and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings. If cash flows decrease significantly, intangible assets may be impaired in which case they would be written down to their fair value. The estimates of useful lives and expected cash flows require the Company to make significant judgments regarding future periods that are subject to numerous factors, many of which may be beyond the Company’s control.

Revenue Recognition (Bluegreen) –  Revenue is recorded as the  sales of VOIs, net of a provision for credit losses, in accordance with timeshare accounting guidance.  In accordance with the requirements of the accounting guidance for real estate, Bluegreen recognizes revenue on VOI sales when a minimum of 10% of the sales price has been received in cash (demonstrating the buyer’s commitment), the legal rescission period has expired, collectability of the receivable representing the remainder of the sales price is reasonably assured and Bluegreen has completed substantially all of its obligations with respect to any development related to the real estate sold. Historically, Bluegreen utilized the same revenue recognition methodology with respect to its homesite sales. Bluegreen believes that it uses a reasonably reliable methodology to estimate the collectability of the receivables representing the remainder of the sales price of real estate sold. See “Notes Receivable” above for a further discussion of Bluegreen’s policies regarding the estimation of credit losses on its notes receivable.

Under timeshare accounting rules, the calculation of the adequacy of a buyer’s commitment for the sale of VOIs requires that cash received towards the purchase of VOIs be reduced by the value of certain incentives provided to the buyer at the time of sale. If after considering the value of the incentives provided, the 10% requirement is not met, the VOI sale, and the related cost and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type, or value of sales incentives that Bluegreen provides to buyers of its VOIs may result in additional VOI sales being deferred or extend the period during which a sale is deferred.

In cases where all development has not been completed, Bluegreen recognizes revenue in accordance with the percentage-of-completion method of accounting. Should Bluegreen’s estimates of the total anticipated cost of completing any of its  projects increase, it may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time.

Under timeshare accounting rules, rental operations, including accommodations provided through the use of Bluegreen’s sampler program, are accounted for as incidental operations whereby incremental carrying costs in excess of incremental revenue are expensed as incurred. Conversely, incremental revenue in excess of incremental carrying costs is recorded as a reduction to VOI inventory.  Incremental carrying costs include costs that have been incurred by Bluegreen during the holding period of the unsold VOIs, such as developer subsidies and maintenance fees on unsold VOI inventory.  All of Bluegreen’s rental revenue and sampler revenue earned during the periods presented, was recorded as an offset to cost of other fee-based services as such amounts were less than the incremental carrying cost.

Bluegreen also generates revenue from the activities listed below.  The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:

Fee-based sales commission	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.
Resort management and service fees	Management services are rendered (1).
Resort title fees	Escrow amounts are released and title documents are completed.
Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “cost of other fee-based services”.

(1)

In connection with Bluegreen management of property owners associations, Bluegreen acts as agent for the property owners association to operate the resorts as provided under the management agreements. In certain cases, the personnel at the resorts are Bluegreen employees. The property owners association bears all of the economic costs of such personnel and generally pays Bluegreen in advance of, or simultaneously with, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the property owners associations relating to direct pass-through costs are recorded net of the related expenses.

The cost of other fee-based services consists of the costs associated with the various revenues described above as well as developer subsidies and maintenance fees on Bluegreen’s unsold VOIs.

Deferred Income (Bluegreen) - Bluegreen defers VOI revenue, net of related selling expenses, for sales for which the legal rescission period has expired but the required revenue recognition criteria described above has not been met. Additionally, in connection with Bluegreen’s sampler programs, Bluegreen defers proceeds, net of direct incremental selling expenses, for guest stays not yet completed.

Deferred Financing Costs - Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized to interest expense over the terms of the related financing arrangements.

Income Taxes – Through April 2, 2013, the Company and most of its wholly owned subsidiaries, operated as a limited liability company that is owned by a single corporate member. Accordingly, the Company was a single member LLC (“SMLLC”). As a SMLLC, the Company was disregarded for federal and state income tax purposes and was treated as a division of BFC.   Income taxes attributed to the Company are included in the accompanying consolidated financial statements as if the Company  was filing a separate company tax return.    As the Company

owned less than 80% of Bluegreen’s outstanding equity, Bluegreen and its subsidiaries filed income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions as a separate group.

Pursuant to the terms of the Purchase Agreement, as described above, in which BBX Capital acquired a 46% equity interest in the Company, on April 3, 2013, the Company became a multi-member LLC.  By default, as a multi-member LLC the Company is treated as a partnership for federal and state income tax purposes.  As such, its partnership taxable income and losses are included in the income of its members.  Additionally, as the Company owns 100% of Bluegreen’s equity, Bluegreen is taxed as a corporation and will continue to file income tax returns.

The provision for income taxes is based on income before taxes reported for financial statement purposes after adjustment for transactions that do not have tax consequences.  Deferred tax assets and liabilities are realized according to the estimated future tax consequences attributable to differences between the carrying value of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates as of the date of the statement of financial condition.  The effect of a change in tax rates on deferred tax assets and liabilities is reflected in the period that includes the statutory enactment date. A deferred tax asset valuation allowance is recorded when it has been determined that it is more likely than not that deferred tax assets will not be realized.  A subsequent change in circumstances that causes a change in judgment about the realization of the related deferred tax amount could result in the reversal of all or part of the deferred tax valuation allowance.

An uncertain tax position is defined as a position taken or expected to be taken in a tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company may recognize the tax benefit from an uncertain tax position only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.  The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. There were no uncertain tax positions at December 31, 2014 and 2013.

Noncontrolling Interests  – Noncontrolling interests reflect third parties’ ownership interests in entities that are consolidated in Woodbridge’s financial statements, but less than 100% owned by Woodbridge or its subsidiaries.  Generally accepted accounting principles require that a noncontrolling interest (minority interest) be recognized as equity in the consolidated financial statements and itemized separately from the parent’s equity.

Accounting for Loss Contingencies – Loss contingencies, including those arising from legal actions, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

New Accounting Standards

During the first quarter of 2014, Bluegreen adopted Accounting Standards Update (“ASU”) 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. Bluegreen’s adoption of ASU 2014-08 did not have a material impact on its consolidated financial statements.

Future Accounting Pronouncements

Accounting Standards Update Number 2014-09 - Revenue from Contracts with Customers (Topic 606) .  This update specifies how and when to recognize revenue from contracts with customers. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for Bluegreen on January 1, 2017. Early adoption is not permitted. Bluegreen is currently evaluating the impact that ASU 2014-09 may have on its consolidated financial statements.

Accounting Standards Update Number 2015-02 – Consolidation (Topic 81):  Amendments to the Consolidation Analysis. This update changes the manner in which a reporting entity assesses one of the five characteristics that determines if an entity is a variable interest entity.  In particular, when decision-making over the entity’s most significant activities has been outsourced, the update changes how a reporting entity assesses if the equity holders at risk lack decision making rights.  The update also introduces a separate analysis specific to limited partnerships and similar entities for assessing if the equity holders at risk lack decision making rights.  The standard is effective for annual reporting periods beginning after December 15, 2015.  Early application is permitted.  The Company is currently evaluating the requirements of this update and has not yet determined its impact on the Company's consolidated financial statements

2.    Liquidity

Woodbridge, at its parent company level, had cash and cash equivalents totaling approximately $638,000 at December 31, 2014.  Woodbridge’s principal sources of liquidity are its cash holdings and dividend distributions received from Bluegreen.  During 2014 and 2013, Bluegreen paid a total of $71.5 million and $47.0 million, respectively, in cash dividends to Woodbridge, and Woodbridge declared and paid cash dividends totaling $69.1 million and $44.3 million, respectively, which were allocated pro rata among BFC and BBX Capital based on their percentage ownership interests in Woodbridge.

Woodbridge

On September 21, 2009, BFC consummated its merger with Woodbridge Holdings Corporation (“WHC”). Pursuant to the merger, WHC merged with and into Woodbridge Holdings, LLC, a wholly owned subsidiary of BFC, and the shareholders of WHC at the effective time of the merger (other than BFC) were entitled to receive 3.47 shares of BFC’s Class A Common Stock in exchange for each share of WHC’s Class A Common Stock that they owned.  Under Florida law, holders of WHC’s Class A Common Stock who did not vote to approve the merger and properly asserted and exercised their appraisal rights with respect to their shares (“Dissenting Holders”) are entitled to receive a cash payment in an amount equal to the fair value of their shares as determined in accordance with the provisions of Florida law in lieu of the shares of BFC’s Class A Common Stock that they would otherwise have been entitled to receive. Dissenting Holders, who collectively held approximately 4.2 million shares of WHC’s Class A Common Stock, rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of WHC’s Class A Common Stock. In accordance with Florida law, Woodbridge thereafter commenced legal proceedings relating to the appraisal process.  In December 2009, a $4.6 million liability was recorded based on Woodbridge’s $1.10 per share offer to the Dissenting Holders, with a corresponding reduction to additional paid-in capital.  On July 5, 2012, the presiding court in the appraisal rights action determined the fair value of the Dissenting Holders’ shares to be $1.78 per share and awarded legal and other costs in favor of the Dissenting Holders. As a result, the $4.6 million liability was increased to approximately $7.5 million (with a corresponding reduction to additional paid in capital of $2.8 million) as of the quarter ended June 30, 2012 to account for the per share value awarded.   On March 11, 2013, the court awarded legal fees and pre and post judgment interest to the Dissenting Holders for a total award to the Dissenting Holders of approximately $11.9 million (including the $7.5 million based on the $1.78 per share value determination).  As a result, the liability was increased by approximately $4.4 million during the fourth quarter of 2012. In addition, during April 2013, Woodbridge appealed the court’s ruling with respect to its fair value determination and the award of legal fees and costs and posted a $13.4 million bond in connection with the appeal. The outcome of the appeal is uncertain.

3.    Notes Receivable

The table below sets forth information relating to Bluegreen’s notes receivable and allowance of credit losses (dollars in thousands):

	As of December 31,
	2014	2013
Notes receivable secured by VOIs:
VOI notes receivable - non-securitized	$162,001	127,451
VOI notes receivable - securitized	361,930	420,848
Purchase accounting adjustment	(150)	(6,277)
	523,781	542,022
Allowance for credit losses	(102,559)	(90,188)
VOI notes receivable, net	$421,522	451,834
Allowance as a % of VOI notes receivable	20%	17%

Notes receivable secured by homesites:
Homesite notes receivable	$3,052	4,139
Allowance for credit losses	(307)	(404)
Homesite notes receivable, net	$2,745	3,735
Allowance as a % of homesite notes receivable	10%	10%

Total notes receivable
Gross notes receivable	$526,983	552,438
Purchase accounting adjustment	(150)	(6,277)
Allowance for credit losses	(102,566)	(90,592)
Notes receivable, net	$424,267	455,569
Allowance as a % of notes receivable	19%	17%

As previously disclosed, the table above includes notes receivable deemed to be acquired by Woodbridge in connection with our November 2009 acquisition of approximately 7.4 million additional shares of Bluegreen’s Common Stock giving us a controlling interest in Bluegreen.  In accordance with applicable accounting guidance “Loans and Debt Securities Acquired with Deteriorated Credit Quality”, the Company elected to recognize interest income on these notes receivable using the expected cash flows method. The Company treated expected prepayments consistently in determining cash flows expected to be collected, such that the non-accretable difference is not affected and the difference between actual prepayments and expected prepayments shall not affect the non-accretable difference.  The assumption for prepayment rates was derived from Bluegreen’s historical performance information for its off-balance sheet securitizations and ranges from 4% to 9%.  As of December 31, 2014 and 2013, the outstanding contractual unpaid principal balance of the acquired notes was $78.2 million and $112.1  million, respectively.  During 2014 and 2013, management revised its assumptions used in the calculation of cash flows expected to be collected on the acquired notes resulting in impairment charges of $1.6 million and $5.7 million, respectively. These impairment charges were recorded as valuation allowances.  As of December 31, 2014 and 2013, the carrying amount of the acquired notes, net of valuation allowance of $7.3 million and $5.7 million, respectively, was $70.7 million and $100.1 million, respectively.

The carrying amount of the acquired notes is included in the balance sheet amount of notes receivable at December 31, 2014 and 2013. The following is a reconciliation of accretable yield (in thousands):

	For the Year Ended December 31, 2014	From April 2, 2013 through December 31, 2013
Balance, beginning of period	$31,678	48,361
Accretion	(12,562)	(12,256)
Reclassification to nonaccretable yield	(1,247)	(4,427)
Balance, end of period	$17,867	31,678

All of Bluegreen’s VOI notes receivable bear interest at fixed rates. The weighted-average interest rate charged on notes receivable secured by VOIs was 16.1% and 15.9% at December 31, 2014 and 2013, respectively. The majority of Bluegreen’s notes receivable secured by home sites, which were excluded from the sale of Bluegreen Communities, bear interest at variable rates. The weighted-average interest rate charged on notes receivable secured by homesites was 7.6% and 7.7% at December 31, 2014 and 2013, respectively.

Bluegreen’s VOI notes receivable are generally secured by properties located in Florida, Louisiana, Nevada, New Jersey, Michigan, Missouri, Pennsylvania, South Carolina, Tennessee, Virginia, Wisconsin, and Aruba. The majority of Bluegreen’s homesite notes receivables are secured by homesites in Georgia, Texas, and Virginia.

Future contractual principal payments on Bluegreen’s notes receivables during each of the five years subsequent to December 31, 2014 and thereafter are set forth below (in thousands):

2015	$81,096
2016	79,342
2017	74,553
2018	59,979
2019	50,640
Thereafter	181,373
526,983
Allowance for loan losses	(102,566)
Notes receivable, net of allowance	424,417
Purchase accounting adjustments	(150)
Total	$424,267

Credit Quality for Financial Receivables and Allowance for Credit Losses

Bluegreen holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables. In estimating future credit losses, Bluegreen’s management does not use a single primary indicator of credit quality but instead evaluates its VOI notes receivable based upon a combination of factors, including a static pool analysis, the aging of the respective receivables, current default trends and prepayment rates by origination year, as well as the FICO® scores of the borrowers.

The table below sets forth the activity in the allowance for loan losses (including homesite notes receivable) as follows (in thousands):

	For the Year Ended December 31, 2014	From April 2, 2013 through December 31, 2013
Balance, beginning of period	$90,592	60,375
Provision for credit losses	40,164	50,199
Write-offs of uncollectible receivables	(28,190)	(19,982)
Balance, end of period	$102,566	90,592

The following table shows the delinquency status of Bluegreen’s VOI notes receivable as of December 31, 2014 (in thousands):

	As of December 31,
	2014	2013
Current	$500,405	523,526
31-60 days	6,505	7,694
61-90 days	5,361	5,810
> 90 days (1)	11,660	11,269
Purchase accounting adjustments	(150)	(6,277)
Total	$523,781	542,022

(1)

Includes $6.0 million and  $5.2 million as of December 31, 2014 and 2013, respectively,  related to VOI transactions that, as of such date,  had defaulted, but the related VOI note receivable balance had  not yet been charged off in accordance with the provisions of certain of Bluegreen's receivable-backed notes payables.  These VOI notes receivable have been reflected in the allowance for loan losses.

4.    Variable Interest Entities

Bluegreen

Bluegreen sells VOI notes receivable through special purpose finance entities. These transactions are generally structured as non-recourse to Bluegreen and designed to provide liquidity for Bluegreen and transfer the economic risks and certain of the benefits of the notes receivable to third-parties.  In a securitization, various classes of debt securities are issued by the special purpose finance entities that are generally collateralized by a single tranche of transferred assets, which consist of VOI notes receivable. Bluegreen services the securitized notes receivable for a fee pursuant to servicing agreements negotiated with third parties based on market conditions at the time of the securitization.

With each securitization, Bluegreen generally retains a portion of the securities and continues to service the securitized notes receivable. Under these arrangements, the cash payments received from obligors on the receivables sold are generally applied monthly to pay fees to service providers, make interest and principal payments to investors, and fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen; however, to the extent the portfolio of receivables fails to satisfy specified performance criteria (as may occur due to, among other things, an increase in default rates or credit loss severity) or other trigger events occur, the funds received from obligors are distributed on an accelerated basis to investors. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured.  As of December 31, 2014, Bluegreen was in compliance with all applicable terms under its securitization transactions, and no trigger events had occurred.

In accordance with applicable accounting guidance for the consolidation of VIEs, Bluegreen analyzes its variable interests, which may consist of loans, servicing rights, guarantees, and equity investments, to determine if an entity in which Bluegreen has a variable interest is a VIE. The analysis includes both quantitative and qualitative reviews.  Bluegreen bases its quantitative analysis on the forecasted cash flows of the entity, and bases its qualitative analysis on the design of the entity, its organizational structure, including decision-making ability, and relevant financial agreements.  Bluegreen also uses its qualitative analysis to determine if Bluegreen must consolidate a VIE as the primary beneficiary. In accordance with applicable accounting guidance, Bluegreen has determined these securitization entities to be VIEs of which Bluegreen is the primary beneficiary and, therefore, consolidates the entities into its financial statements.

Under the terms of certain of Bluegreen’s timeshare note sales, Bluegreen has the right to repurchase or substitute a limited amount of defaulted mortgage notes for new notes at the outstanding principal balance plus accrued interest or, in certain facilities, at 24% of the original sale price associated with the VOI which collateralizes the defaulted mortgage note. Voluntary repurchases and substitutions by Bluegreen of defaulted notes during 2014 and 2013 were $4.9 million and $6.7 million, respectively. Bluegreen’s maximum exposure to loss relating to its non-recourse securitization entities is the difference between the outstanding VOI notes receivable and the notes payable, plus cash reserves and any additional residual interest in future cash flows from collateral.

The assets and liabilities of Bluegreen’s consolidated VIEs are as follows (in thousands):

Below is the information related to the assets and liabilities of the Bluegreen VIEs included in  the Company’s consolidated statements of financial condition (in thousands):

	As of December 31,
	2014	2013
Restricted cash	$31,554	$36,263
Securitized notes receivable, net	293,950	342,078
Receivable backed notes payable - non-recourse	320,275	368,759
Receivable backed notes payable - recourse	-	5,899

The restricted cash and the securitized notes receivable balances disclosed above are restricted to satisfy obligations of the VIEs.

5.     Inventory

Inventory consists of the following (in thousands):

	As of December 31,
	2014	2013
Completed VOI units	$166,332	187,592
Construction-in-progress	2,103	-
Real estate held for future development	83,560	83,540
Subtotal	251,995	271,132
Purchase accounting adjustment	(57,282)	(66,876)
Total	$194,713	204,256

Inventory is primarily comprised of completed VOIs, VOIs under construction and land held for future vacation ownership development.  Bluegreen reviews real estate held for future resort development for impairment under applicable accounting guidelines, which require that such properties be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. No impairment charges were recorded with respect to Bluegreen inventory during the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013. Interest capitalized to VOI inventory during the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013 was insignificant. The interest expense reflected in our financial statements is net of capitalized interest.

6.    Properties and equipment

Properties and equipment consists of the following (in thousands):

	As of December 31,
	2014	2013
Land, building, building improvements	$56,212	46,748
Leasehold improvements	7,171	6,882
Office equipment, furniture and fixtures	45,688	41,498
Transportation and equipment	302	1,367
	109,373	96,495
Accumulated depreciation	(37,054)	(33,243)
Property and equipment, net	$72,319	63,252

Included in selling, general and administrative expense in the Company’s consolidated statements of operations was approximately $8.5 million and $4.8 million of depreciation expense for the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013, respectively.

7.     Debt

Contractual minimum principal payments of debt outstanding, net of unamortized discount for each of the next five years and thereafter are as follows (in thousands):

	Notes and	Recourse	Non-recourse	Junior
	Mortgage Notes Payable	Receivable Backed	Receivable Backed	Subordinated
	and Lines of Credit	Notes Payable	Notes Payable	Debentures	Total
2015	$24,401	$-	$-	$-	$24,401
2016	8,046	4,358	-	-	12,404
2017	6,542	4,359	-	-	10,901
2018	19,114	42,447	42,817	-	104,378
2019	22,746	27,889	18,008	-	68,643
Thereafter	9,212	13,076	259,450	195,879	477,617
	90,061	92,129	320,275	195,879	698,344
Purchase accounting adjustments	-	-	-	(45,841)	(45,841)
	$90,061	$92,129	$320,275	$150,038	$652,503

The minimum contractual payments set forth in the table above may differ from actual payments due to timing of principal payments required upon (1) the sale of real estate assets that serve as collateral on certain debt (release payments) and (2) cash collections of pledged or transferred notes receivable.

Notes and Mortgage Notes Payable and Other Borrowings

The table below sets forth the balances of Bluegreen lines-of-credit and notes payable facilities as of December 31, 2014 and 2013 (dollars in thousands):

	As of December 31, 2014			As of December 31, 2013
			Amounts			Amounts
		Interest	of Pledged		Interest	of Pledged
	Balance	Rate	Assets	Balance	Rate	Assets
2013 Notes Payable	$64,500	8.05%	43,903	70,500	8.05%	51,844
Foundation Capital	7,010	8.00%	10,596	7,234	8.00%	10,596
Capital Source Term Loan	2,945	5.91%	11,882	4,208	5.92%	11,615
Fifth Third Bank Note Payable	4,817	3.25%	4,206	2,474	3.17%	4,206
NBA Line of Credit	789	5.50%	7,601	9,544	5.50%	15,437
Fifth Third Syndication LOC	10,000	3.01%	52,453	-	-	-
Other	-	-	-	150	5.00%	1,597
	90,061		130,641	94,110		95,295
Purchase Accounting Adjustments	-		-	(171)		-
Total	$90,061		130,641	93,939		95,295

2013 Notes Payable.  In March 2013, Bluegreen issued $75.0 million of senior secured notes (the “2013 Notes Payable”) in a private financing transaction.  The 2013 Notes Payable are secured by certain of Bluegreen’s assets, including primarily the cash flows from the residual interests relating to  term securitizations and the VOI inventory in the BG Club 36 resort in Las Vegas, Nevada. Pursuant to the terms of the 2013 Notes Payable, Bluegreen is required to periodically pledge reacquired VOI inventory in the BG Club 36 resort. Bluegreen may also pledge additional residual interests from its future term securitizations. The 2013 Notes Payable initially accrued interest at a fixed rate of 8.8%. During April 2013, the interest rate on the 2013 Notes Payable prospectively decreased to a fixed rate of 8.05% based on a final rating obtained from a rating agency pursuant to the terms of the instruments governing the 2013 Notes Payable. The 2013 Notes Payable matures in March 2020, with certain required amortization during the seven-year term. The terms of the 2013 Notes Payable include certain covenants and events of default, which Bluegreen’s management considers to be customary for transactions of this type. The proceeds from the 2013 Notes Payable were used to fund a portion of the merger consideration paid to Bluegreen’s former shareholders in connection with the closing of the Bluegreen merger during April 2013.

Foundation Capital. In 2010, Bluegreen acquired a 109-acre development parcel, located in close proximity to the existing Wilderness Club at Big Cedar. A portion of the acquisition was financed with a note payable to Foundation Capital Resources, Inc. (“Foundation Capital”), totaling $13.2 million. The note payable to Foundation Capital matures in October 2015, subject to a two-year extension provision under certain conditions, and bears interest at a rate of 8%. Repayments of the note are based upon release payments from sales of VOIs located on the underlying property that serve as collateral for the note payable, subject to minimum payments stipulated in the agreement.  The note was repaid in full in February 2015.

CapitalSource Term Loan.  In November 2012, Bluegreen entered into a $5.0 million non-revolving term loan with CapitalSource Bank secured by unsold inventory and undeveloped land at the Bluegreen Odyssey Dells Resort (the “CapitalSource Term Loan”). In July 2013, the CapitalSource Term Loan was amended to increase its then outstanding balance from $2.9 million to $4.5 million, extend the maturity date from November 2015 to July 2016, and reduce the interest rate from 30-day LIBOR plus 6.75% to 30-day LIBOR plus 5.75% (5.91% as of December 31, 2014).  Interest payments are paid monthly. Principal payments are effected through release payments upon sales of the timeshare interests in the Bluegreen Odyssey Dells Resort that serve as collateral for the CapitalSource Term Loan, subject to mandatory principal reductions pursuant to the terms of the agreement. The CapitalSource Term Loan is cross-collateralized with the CapitalSource Facility described below under “Receivable-Backed Notes Payable.”

Fifth Third Bank Note Payable.    In April 2008, Bluegreen entered into a note payable with Fifth Third Bank to finance an acquisition of real estate. In August 2014, the Fifth Third Bank Note Payable was amended to increase its then outstanding balance from $2.3 million to $4.9 million, and change the maturity date from April 2023 to August 2021. Principal and interest on amounts outstanding under the Fifth Third Bank Note Payable are payable monthly through maturity. The interest rate under the note equals the 30-day LIBOR plus 3.00% (3.25% as of December 31, 2014).

NBA Line of Credit.  In December 2013, Bluegreen/Big Cedar Vacations entered into a $10.0 million revolving line of credit with National Bank of Arizona (“NBA”) secured by timeshare inventory at the Paradise Point resort (the “NBA Line of Credit”). Amounts outstanding under the line of credit bear interest at a rate equal to 30-day LIBOR plus 4.5%, subject to an interest rate floor of 5.5%, and mature in December 2018. Interest payments are paid monthly. Principal payments are effected through release payments upon sales of the timeshare interests in the Paradise Point resort that serve as collateral for the NBA Line of Credit, subject to mandatory principal reductions pursuant to the terms of the agreement. The NBA Line of Credit is cross-collateralized with the NBA Facility described below under “Receivable-Backed Notes Payable.” The proceeds were used to fund operations. The interest rate under the note equals 5.5% as of December 31, 2014.

Fifth Third Syndicated Line-of-Credit.  In November 2014, Bluegreen entered into a $25.0 million revolving credit facility with Fifth Third Bank as administrative agent and lead arranger and Fifth Third Bank, Bank of America, N. A. and Branch Banking and Trust Company as initial lenders. The facility is secured by certain of Bluegreen’s sales centers, certain VOI inventory and specified non-consumer receivables and is guaranteed by certain of Bluegreen’s subsidiaries. Amounts borrowed under the facility generally bear interest at LIBOR plus 2.75% (with other borrower elections). The facility matures in November 2016 subject to an annual clean up provision.  The facility contains covenants and conditions which Bluegreen considers to be customary for transactions of this type.  Borrowings are used by Bluegreen for general corporate purposes. The interest rate under the note was 3.01% as of December 31, 2014 and $10.0 million was outstanding.

Receivable-Backed Notes Payable

The table below sets forth the information regarding Bluegreen’s receivable-backed notes payable facilities as of December 31, 2014 and 2013 (dollars in thousands):

	As of December 31, 2014			As of December 31, 2013
			Principal			Principal
			Balance of			Balance of
			Pledged/			Pledged/
	Debt	Interest	Secured	Debt	Interest	Secured
	Balance	Rate	Receivables	Balance	Rate	Receivables
Recourse receivable-backed notes payable:
Liberty Bank Facility	$38,088	4.25%	49,976	19,756	4.25%	23,956
Legacy Securitization (1)	-	-	-	6,569	12.00%	14,662
NBA Receivables Facility	29,058	4.00-4.50%	35,296	28,505	4.50-6.75%	34,143
CapitalSource Facility	24,983	4.67%	32,397	20,642	4.67%	27,651
Total before discount	92,129		117,669	75,472		100,412
Less unamortized discount on
Legacy Securitization	-		-	(670)		-
Total	$92,129		117,669	74,802		100,412

Non-recourse receivable-backed notes payable:
BB&T/DZ Purchase Facility	$42,818	3.88%	56,406	-	-	-
Quorum Purchase Facility	26,447	5.00-6.90%	30,158	23,775	5.50-6.90%	27,280
GE 2004 Facility	-	-	-	4,416	7.16%	4,956
GE 2006 Facility	18,008	7.35%	19,881	25,341	7.35%	28,112
2006 Term Securitization	12,366	6.16%	12,881	20,411	6.16%	21,700
2007 Term Securitization	30,126	7.32%	33,094	44,197	7.32%	49,015
2008 Term Securitization	11,846	7.88%	13,089	16,998	7.88%	19,072
2010 Term Securitization	37,048	5.54%	44,092	50,486	5.54%	60,762
2012 Term Securitization	59,377	2.94%	65,827	76,337	2.94%	84,427
2013 Term Securitization	82,239	3.20%	86,503	106,798	3.20%	110,862
Total	$320,275		361,931	368,759		406,186
Total receivable-backed debt	$412,404		479,600	443,561		506,598

(1)

Legacy Securitization debt bore interest at a coupon rate of 12% and was issued at a discount resulting in an effective yield of 18.5%.  The Legacy Securitization debt was repaid in full during April 2014.

Liberty Bank Facility.    Since 2008, Bluegreen has maintained revolving timeshare receivables hypothecation facility (the “Liberty Bank Facility”) with Liberty Bank which provides for advances on eligible receivables pledged under the facility, subject to specified terms and conditions, during a revolving credit period.  In December 2013, the Liberty Bank Facility was amended to extend the revolving period and maturity date, to increase the advance rate for certain eligible receivables, and to reduce the interest rate.  Pursuant to the terms of the agreement, as amended, the aggregate maximum outstanding borrowings are $50.0 million and the revolving credit period was extended through November 2015.  The Liberty Bank Facility allows future advances of (i) 85% of the unpaid principal balance of Qualified Timeshare Loans assigned to Agent, and (ii) 50% of the unpaid principal balance of Non-Conforming Qualified Timeshare Loans assigned to Agent.  Amounts outstanding bear interest at the WSJ Prime Rate plus 0.75% per annum subject to a 4.25% floor.  As of December 31, 2014, the interest rate was 4.25%.  Principal and interest will be paid as cash is collected on the pledged receivables, with all outstanding amounts being due in November 2018. In January 2015, Bluegreen repaid approximately $22.3 million under the facility in connection with the issuance of the 2015-A Term Securitization.

Legacy Securitization.  In September 2010, Bluegreen completed a securitization transaction of its lowest FICO®-score loans, substantially all of which were generated prior to December 15, 2008, the date that Bluegreen implemented its FICO® score-based credit underwriting program, and had FICO® scores below 600.  In this securitization, $27.0 million of notes payable were issued which were secured by a portfolio of timeshare receivables totaling $36.1 million. While the notes payable had a coupon rate of 12%, they were sold at a $2.7 million discount to yield an effective rate of 18.5%. While ownership of the timeshare receivables included in the Legacy Securitization was transferred and sold for legal purposes, the transfer of these timeshare receivables was accounted for as a secured borrowing in Bluegreen’s consolidated financial statements.  Bluegreen Corporation guaranteed the principal payments for defaulted vacation ownership loans in the Legacy Securitization at amounts equal to the then-current advance rate inherent in the notes, any shortfalls in monthly interest distributions to the Legacy Securitization investors and any shortfall in the ultimate principal payment on the notes upon their stated maturity in September 2025. On April 24, 2014, Bluegreen repaid in full the notes payable issued in connection with the Legacy Securitization.  Accordingly, Bluegreen wrote off the related unamortized discounts and debt issuance costs of approximately $0.8 million during the second quarter of 2014.

NBA Receivables Facility.  Since September 2010, Bluegreen/Big Cedar Vacations has maintained a revolving timeshare hypothecation facility with the NBA.  In December 2012, Bluegreen/Big Cedar Vacations received a one-time receivables advance at an advance rate of 85%, and an availability advance, which in each case bears interest at the 30-day LIBOR plus 3.5% subject to an interest rate floor of 4.5%.  In December 2013, the NBA Receivables Facility was amended to provide for maximum outstanding borrowings of $30.0 million on a revolving basis through October 2015 to be secured by eligible timeshare receivables from Bluegreen/Big Cedar Vacations. Advances made subsequent to December 13, 2013 are subject to an advance rate of 85%, which bears interest at the 30-day LIBOR plus 3.5% per annum subject to a 4.5% floor.  In September 2014, Bluegreen/Big Cedar Vacations received a one-time interest rate reduction equal to the 30-day LIBOR plus 3.25% subject to a 4.0% floor for certain advances during the fourth quarter of 2014.  As of December 31, 2014, $9.1 million of the outstanding balance bears interest at 4.0% and $20.0 million of the outstanding balance bears interest at 4.5%. Amounts outstanding under the facility that bore interest at 6.75%, were repaid in full on March 5, 2014.  All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. All amounts will mature and be due in April 2021 subject to earlier required periodic repayment of principal to satisfy certain balance requirements set forth in the facility. The NBA Receivables Facility is cross-collateralized with the NBA Line of Credit described above.

CapitalSource Facility.  Since September 2011, Bluegreen has maintained a revolving timeshare receivables hypothecation facility (the “CapitalSource Facility”) with CapitalSource Bank which provides for advances on eligible receivables pledged under the facility, subject to specified terms and conditions, during a revolving credit period.  In July 2013, the CapitalSource Facility was amended to increase the aggregate borrowing base, extend the revolving advance period and the maturity date, increase the advance rate for certain eligible receivables, and reduce the interest rate. Pursuant to the terms of the amendment, the aggregate maximum outstanding borrowings were increased from $35.0 million to $40.0 million less amounts outstanding under the CapitalSource Term Loan (as described above), and the revolving credit period was extended from September 2013 through September 2016, subject to an additional 12 month extension at the option of CapitalSource Bank. Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which Bluegreen’s management believes are typically consistent with loans originated under Bluegreen’s current credit underwriting standards, are subject to an 85% advance rate. The CapitalSource Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 45% advance rate. The interest rate on all existing and future borrowings under the CapitalSource Facility was reduced to the 30-day LIBOR plus 4.50% (from 30-day LIBOR plus 5.75%). Principal repayments and interest are paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the end of the revolving credit period, with the remaining outstanding balance maturing in September 2019, subject to an additional 12 month extension at the option of CapitalSource Bank. Prior to the amendment, the CapitalSource Facility was scheduled to mature in September 2016. The CapitalSource Facility is cross-collateralized with the CapitalSource Term Loan. As of December 31, 2014, the interest rate was 4.67%.

BB&T/DZ Purchase Facility. Bluegreen has a timeshare notes receivable purchase facility (the “BB&T/DZ Purchase Facility”) with Branch Banking and Trust Company (“BB&T”) and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (“DZ”).  In accordance with the terms of the facility, the maximum outstanding financings under the facility increased from $20.0 million at December 31, 2013 to $80.0 million on April 1, 2014. Availability under the BB&T/DZ Purchase Facility was on a revolving basis through December 17, 2014, and amounts financed were secured by timeshare receivables at an advance rate of 70%, subject to eligible collateral and other terms of the facility, which Bluegreen believes to be customary for financing arrangements of this type. In October 2014, Bluegreen amended the BB&T/DZ Purchase Facility to increase the advance rate to 75% and extend the advance period through December 31, 2015. The facility will mature and all outstanding amounts will become due thirty-six months after the revolving advance period has expired, or earlier under certain circumstances set forth in the facility. Interest on amounts outstanding under the facility is tied to an applicable index rate of the LIBOR rate, in the case of amounts funded by BB&T, and a cost of funds rate or commercial paper rates, in the case of amounts funded by or through DZ Bank. The interest rate under the facility equals the applicable index rate plus 3.5% until the expiration of the revolving advance period and thereafter will equal the applicable index rate plus 5.5%. In each case, the applicable index rate is subject to a floor of 0.375%. Subject to the terms of the facility, Bluegreen will receive the excess cash flows generated by the receivables sold (excess meaning after payments of customary fees, interest and principal under the facility) until the expiration of the receivables advance period, at which point all of the excess cash flow will be paid to the note holders until the outstanding balance is reduced to zero. In January 2015, Bluegreen repaid all amounts outstanding under the facility, in connection with the 2015-A Term Securitization. While ownership of the timeshare receivables included in the facility is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial accounting purposes. The facility is nonrecourse and is not guaranteed by Bluegreen. As of December 31, 2014, the interest rate was 3.88%.

Quorum Purchase Facility. Since December 2010, Bluegreen and Bluegreen/Big Cedar Vacations have maintained a timeshare notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”).  In 2014, the Quorum Purchase Facility was amended and extended, pursuant to which Quorum agreed to purchase, on a revolving basis through June  30, 2015, eligible timeshare receivables in an amount of up to an aggregate $40.0 million purchase price, pursuant to the terms of the facility and subject to certain conditions precedent. The amended terms of the Quorum Purchase Facility reflect an 85% advance rate, and provide for a program fee rate of 5.0% per annum, with respect to any future advances. Future advances are also subject to a loan purchase fee of 0.5%. The Quorum Purchase Facility becomes due in December 2030. While ownership of the timeshare receivables included in the Quorum Purchase Facility is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial accounting purposes. The facility is nonrecourse and is not guaranteed by Bluegreen.

As of December 31, 2014, $9.6 million of the outstanding balance bears interest at a fixed rate of 6.9%,  $8.8 million of the outstanding balance bears interest at a fixed rate of 5.5% and $8.1 million of the outstanding balance bears interest at a fixed rate of 5.0%. Eligibility requirements for receivables sold include, among others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale. Subject to performance of the collateral, Bluegreen will receive any excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payments of customary fees, interest and principal under the facility) on a pro-rata basis as borrowers make payments on their timeshare loans.

2013 Term Securitization. On September 26, 2013, Bluegreen completed a private offering and sale of $110.6 million of investment-grade, timeshare receivable-backed notes (the "2013-A Term Securitization"). The 2013-A Term Securitization consisted of the issuance of two tranches of timeshare receivable -backed notes: $89.1 million of A rated and $21.5 million of BBB rated notes with note interest rates of 3.01% and 4.00%, respectively, which blended to an overall weighted average note interest rate of 3.20%. The gross advance rate for this transaction was 93.75%. The notes mature on December 4, 2028.  The amount of the timeshare receivables sold to the trust supporting the 2013-A Term Securitization, BXG Receivables Note Trust 2013-A (the “2013-A Trust”), was $118.0 million, $95.4 million of which was sold at closing and $22.6 million was sold after closing, but prior to December 31, 2013. The gross proceeds of such sales to the 2013-A Trust were $110.6 million. A portion of the proceeds was used to: repay BB&T $39.3 million, representing all amounts then outstanding (including accrued interest) under the BB&T Purchase Facility; repay Liberty Bank $9.7 million, (including accrued interest and a prepayment fee) under the Liberty Bank Facility; capitalize a reserve fund; and pay fees and expenses associated with the transaction.   The remainder of the gross proceeds from the 2013-A Term Securitization, net of the servicer redemption, was used for general corporate purposes.  While ownership of the timeshare receivables included in the 2013-A Term

Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial accounting purposes.

2015 Term Securitization. On January 29, 2015, Bluegreen completed a private offering and sale of $117.8 million of investment-grade, timeshare receivable-backed notes (the "2015-A Term Securitization"). The 2015-A Term Securitization consisted of the issuance of two tranches of timeshare receivable-backed notes (the “Notes”): $89.4 million of A rated and $28.4 million of BBB/BBB- rated notes with note interest rates of 2.88% and 3.47%, respectively, which blended to an overall weighted average note interest rate of 3.02%. The gross advance rate for this transaction was 94.25%. The Notes mature in May 2030.

The amount of the timeshare receivables to be sold to BXG Receivables Note Trust 2015-A (the “2015-A Trust”) is $125.0 million, $100.2 million of which was sold to the 2015-A Trust at closing and $24.8 million of which is expected to be sold to the 2015-A Trust by May 29, 2015. The gross proceeds of such sales to the 2015-A Trust are anticipated to be $117.8 million. A portion of the proceeds received to date were used to: repay BB&T and DZ a total of $42.3 million, representing all amounts then outstanding (including accrued interest) under the BBT/DZ Purchase Facility; repay the Liberty Bank Facility $22.6 million, which includes accrued interest and prepayment; capitalize a reserve fund; and pay fees and expenses associated with the transaction. Prior to the closing of the 2015-A Term Securitization, Bluegreen, as servicer, funded $9.5 million in connection with the servicer redemption of the notes related to BXG Receivables Note Trust 2006-B, and certain of the timeshare loans in such trust were sold to the 2015-A Trust in connection with the 2015-A Term Securitization. The remainder of the gross proceeds from the 2015-A Term Securitization of $40 million, of which $23.4 million will be received by Bluegreen as the aforementioned $24.8 million of timeshare receivables are sold to the 2015-A Trust, are expected to be used by Bluegreen for general corporate purposes. As a result of the facility repayments described above, immediately after the closing of the 2015-A Term Securitization, (i) there were no amounts outstanding under the BB&T/DZ Purchase Facility, which allows for maximum outstanding receivable-backed borrowings of $80.0 million on a revolving basis through December 31, 2015 and (ii) there was $16.1 million outstanding under the Liberty Bank Facility, which permits maximum outstanding receivable-backed borrowings of $50.0 million on a revolving basis through November 30, 2015 subject to eligible collateral and the other terms and conditions of the facility. Thus, additional availability of $64.4 million in the aggregate was created under the BB&T/DZ Purchase Facility and Liberty Bank Facility.

While ownership of the timeshare receivables included in the 2015-A Term Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial accounting purposes. Accordingly, no gain or loss was recognized as a result of this transaction.

Other Non-Recourse Receivable-Backed Notes Payable. In addition to the above described facilities, Bluegreen has a number of other nonrecourse receivable-backed notes payable facilities, as set forth in the table above.  During 2014, Bluegreen repaid $69.4 million of these additional receivable-backed notes payable facilities, including the payment in full of the notes payable issued in connection with the GE 2004 Facility in May 2014.  Accordingly, Bluegreen wrote off the related unamortized GE 2004 Facility debt issuance costs of approximately $0.2 million.

Junior Subordinated Debentures

Junior subordinated debentures outstanding at December 31, 2014 and 2013 were as follows (in thousands):

		December 31,				Beginning
		2014	2013			Optional
	Issue	Outstanding	Outstanding	Interest	Maturity	Redemption
Junior Subordinated Debentures	Date	Amount	Amount	Rate (1)	Date	Date
Levitt Capital Trust I ("LCT I")	03/15/2005	$23,196	23,196	LIBOR + 3.85%	03/01/2035	3/15/2010
Levitt Capital Trust II ("LCT II")	05/04/2005	30,928	30,928	LIBOR + 3.80%	06/30/2035	06/30/2010
Levitt Capital Trust III ("LCT III")	06/01/2006	15,464	15,464	LIBOR + 3.80%	06/30/2036	06/30/2011
Levitt Capital Trust IV ("LCTIV")	07/18/2006	15,464	15,464	LIBOR + 3.80%	09/30/2036	09/30/2011
Total Woodbridge Holdings		85,052	85,052

Bluegreen Statutory Trust I	03/15/2005	23,196	23,196	LIBOR +4.90%	3/30/2035	03/30/2010
Bluegreen Statutory Trust II	05/04/2005	25,774	25,774	LIBOR +4.85%	7/30/2035	07/30/2010
Bluegreen Statutory Trust III	05/10/2005	10,310	10,310	LIBOR +4.85%	7/30/2035	07/30/2010
Bluegreen Statutory Trust IV	04/24/2006	15,464	15,464	LIBOR +4.85%	6/30/2036	06/30/2011
Bluegreen Statutory Trust V	07/21/2006	15,464	15,464	LIBOR +4.85%	9/30/2036	09/30/2011
Bluegreen Statutory Trust VI	02/26/2007	20,619	20,619	LIBOR +4.80%	4/30/2037	04/30/2012
Total Bluegreen Corporation		110,827	110,827

Purchase accounting		(45,841)	(48,448)
Total Junior Subordinated Debentures		$150,038	147,431

(1)	LIBOR interest rates are indexed to three-month LIBOR and adjust quarterly.

These business trusts are variable interest entities in which Woodbridge and Bluegreen are not the primary beneficiaries as defined by the accounting guidance for the consolidation of variable interest entities. Accordingly, the Company and its subsidiaries do not consolidate the operations of these business trusts; instead, they  are accounted for under the equity method of accounting.

Woodbridge Junior Subordinated Debentures

Woodbridge formed four statutory business trusts which issued trust preferred securities to third parties and trust common securities to Woodbridge and used the proceeds to purchase an identical amount of junior subordinated debentures from Woodbridge. Interest on the junior subordinated debentures and distributions on these trust preferred securities are payable quarterly in arrears at the floating rates specified in the above table until the corresponding scheduled maturity date. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable, in whole or in part, at Woodbridge’s option at any time.  There were no significant changes related to Woodbridge’s $85.0  million of junior subordinated debentures during the year ended December 31, 2014.

Bluegreen Junior Subordinated Debentures

Bluegreen formed statutory business trusts, each of which issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933 and invested the proceeds thereof in its junior subordinated debentures from Bluegreen.   The trusts are variable interest entities in which Bluegreen is not the primary beneficiary as defined by the accounting guidance for the consolidation of variable interest entities.   Accordingly, Bluegreen does not consolidate the operations of the trusts; instead, Bluegreen’s beneficial interests in the trusts are accounted for under the equity method of accounting.  Bluegreen’s maximum exposure to loss as a result of its involvement with the trusts is limited to the carrying amount of its equity method investment. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate. Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security.  The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at Bluegreen’s option at any time after five years from the issue date or sooner following certain specified events.  In addition, Bluegreen made an initial equity contribution to each trust in exchange for its common securities, all of which are owned by Bluegreen, and those proceeds were also used by the applicable trust to purchase an identical amount of junior subordinated debentures from Bluegreen. The terms of each trust’s common securities are nearly identical to the trust preferred securities.

8.    Income Taxes

The provision for income taxes from continuing operations consists of (in thousands):

	For the Year Ended December 31, 2014	From April 2, 2013 through December 31 , 2013
Current:
Federal	$20,750	2,589
State	3,903	1,339
	24,653	3,928
Deferred:
Federal	13,710	14,538
State	1,958	(57)
	15,668	14,481
Provision for income taxes	$40,321	18,409

The Company's actual provision for income taxes from continuing operations differs from the expected Federal income tax provision as follows (dollars in thousands):

	For the Year Ended December 31, 2014(1)		From April 2, 2013 through December 31, 2013(1)
Income tax provision at expected
federal income tax rate of 35%	$ 37,235	35.00%	$ 20,293	35.00%
Increase (decrease) resulting from:
Benefit for state taxes,
net of federal effect	6,366	5.98	493	0.85
Taxes related to subsidiaries not
consolidated for income tax purposes	(3,994)	(3.75)	(3,592)	(6.20)
Loss attributed to members	904	0.85	735	1.27
Change in valuation allowance	(167)	(0.16)	196	0.34
Other – net	(23)	(0.02)	284	0.49
Provision for income taxes	$ 40,321	37.90%	$ 18,409	31.75%

(1)	Expected tax is computed based upon income from continuing operations before noncontrolling interests.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities were (in thousands):

	For the Year Ended December 31, 2014	From April 2, 2013 through December 31, 2013
Deferred tax assets:
Allowance for loan losses	$36,114	32,604
Federal and State NOL and tax credit carryforward	43,423	62,896
Real estate valuation	23,428	26,792
Property and equipment	2,098	2,295
Other	765	3,441
Total gross deferred tax assets	105,828	128,028
Valuation allowance	(2,763)	(3,083)
Total deferred tax assets	103,065	124,945
Deferred tax liabilities:
Installment sales treatment of notes	152,419	158,065
Intangible assets	24,555	24,292
Junior subordinate notes	18,700	19,313
Other
Total gross deferred tax liabilities	195,674	201,670
Net deferred tax liability	(92,609)	(76,725)
Less: Net deferred tax liability at beginning of period	76,725	62,439
Provision for deferred income taxes	(15,884)	(14,286)
Less: Provision (benefit) for deferred income
taxes - discontinued operations	216	(195)
Provision for deferred income taxes - continuing operations	$(15,668)	(14,481)

Activity in the deferred tax asset valuation allowance was (in thousands):

	For the Year Ended December 31, 2014	From April 2, 2013 through December 31, 2014
Balance, beginning of period	$3,083	3,106
Increase in deferred tax valuation allowance attributed to:
Continuing operations	(167)	196
Discontinued operations	(153)	(219)
Balance, end of period	$2,763	3,083

The Company and its subsidiaries evaluate their deferred tax assets to determine if valuation allowances are required. In the evaluation, management considers net operating losses (“NOLs”) carry-back availability, expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences, and available tax planning strategies that could be implemented, if required. Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard. The valuation allowance that has been established is primarily attributed to Bluegreen’s net operating losses from states in which it has determined that recoverability is not likely. Based on these evaluations, deferred tax valuation allowances decreased by $167,000 for the year ended December 31, 2014 and increased by $196,000 from April 2, 2013 through December 31, 2013.

As a division of BFC prior to April 23, 2013, the Company was included in BFC’s Federal and Florida income tax returns.  BFC is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2011.  As a partnership, the taxable income of the partnership is included in its members’ taxable income.  All of the Company’s partnership returns that have been filed are subject to U.S. federal and state income tax examinations by tax authorities.

Bluegreen and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions.  With certain exceptions, Bluegreen is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009.

As of December 31, 2014, Bluegreen had utilized all remaining U.S. federal NOL carryforwards, including an equity net operating loss of approximately $5.9 million. As of December 31, 2014, Bluegreen has an alternative minimum tax credit carryforwards of $29.8 million, which never expire.  Additionally, as of December 31, 2014, Bluegreen had state operating loss carryforwards of approximately $319.1 million, which expire from 2015 through 2034.

During 2012 and 2013, Bluegreen’s income tax returns for the years ended December 31, 2004, 2005, and 2009 were examined by the Internal Revenue Service.  This examination was concluded in 2014 with no changes.

In November 2012, Bluegreen received from the Florida Department of Revenue a Notice of Proposed Assessment totaling $0.9 million, including penalties and interest, in connection with its audit of Bluegreen’s Florida income tax returns for years 2007 to 2010.  In October 2014, an agreement was reached with the Florida Department of Revenue resulting in no tax due

In December 2013, Bluegreen received notice from the Aruban tax authorities of a proposed assessment totaling $1.1 million in connection with Bluegreen’s Profit Tax Return for the 2008 tax year.  Bluegreen believes this assessment to be in error and is defending its position.

Certain of Bluegreen’s other state filings are under routine examination.  While there is no assurance as to the results of these audits, Bluegreen does not currently anticipate any material adjustments in connection with these examinations.

9.    Commitments and Contingencies

The Company (including its subsidiaries) is a lessee under various operating leases for real estate and equipment. At December 31, 2014, the approximate minimum future rental payments under such leases, including leases related to Bluegreen’s discontinued operations, for the periods shown are (in thousands):

2015	$9,431
2016	9,393
2017	8,019
2018	6,566
2019	291
Thereafter	12,917
Total	$46,617

The Company and its subsidiaries incurred rent expense, including rent expense related to Bluegreen’s discontinued operations of approximately $9.7 million and $5.3 million during the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013, respectively.

Woodbridge

In the ordinary course of business, Woodbridge and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Reserves are accrued for amounts in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Woodbridge’s parent company accrued $11.9 million as of December 31, 2014, for pending legal proceedings, all of which relates to the appraisal rights litigation described below. Woodbridge believes that it has meritorious defenses in the pending legal actions and that reasonably possible losses arising from these pending legal matters, in excess of the amounts currently accrued, if any, will not have a material impact on BFC’s financial statements.

Woodbridge Holdings, LLC v. Prescott Group Aggressive Small Cap Master Fund, G.P., Cede & Co., William J. Maeck, Ravenswood Investments III, L.P., and The Ravenswood Investment Company, Circuit Court, 17th Judicial Circuit, Broward County, Florida.

Under Florida law, holders of WHC’s Class A Common Stock who did not vote to approve BFC’s September 2009 merger with WHC and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of Florida law) in lieu of the shares of BFC’s Class A Common Stock which they would otherwise have been entitled to receive. In accordance with Florida law, Woodbridge (the successor by merger to WHC) provided written notices and required forms to the dissenting shareholders setting forth, among other things, its determination that the fair value of WHC’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. Dissenting shareholders, who collectively held approximately 4.2 million shares of WHC’s Class A Common Stock, rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of WHC’s Class A Common Stock. Under Florida law, Woodbridge thereafter commenced the appraisal rights action. In December 2009, a $4.6 million liability was recorded with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting shareholders.  On July 5, 2012, the presiding court determined the fair value of the dissenting shareholders’ shares of WHC’s Class A Common Stock to be $1.78 per share and awarded legal and other costs in favor of the dissenting shareholders. As a result, the $4.6 million liability was increased to approximately $7.5 million as of June 30, 2012 (with a corresponding reduction to additional paid in capital of $2.8 million) to account for the per share value awarded.  On March 11, 2013, the court awarded legal fees and pre and post judgment interest to the dissenting shareholders for a total award of approximately $11.9 million (including the $7.5 million based on the $1.78 per share value determination).  As a result, the liability was increased by approximately $4.4 million during the fourth quarter of 2012 to $11.9 million as of December 31, 2012.  Woodbridge has appealed the court’s ruling with respect to the fair value determination and the award of legal fees and costs and posted a $13.4 million bond in connection with the appeal.  The outcome of the appeal is uncertain.

In re Bluegreen Corporation Shareholder Litigation

Between November 16, 2011 and February 13, 2012, seven purported class action lawsuits related to the previously proposed stock-for-stock merger between BFC, which at that time was the sole member of Woodbridge, and Bluegreen were filed against Bluegreen, the members of Bluegreen’s board of directors, BFC and BXG Florida Corporation, a wholly owned subsidiary of Woodbridge (“Merger Sub”). As described below, four of these lawsuits have been consolidated into a single action in Florida, and the other three lawsuits have been consolidated into a single action in Massachusetts and stayed in favor of the Florida action. Further information regarding each of these lawsuits is set forth below.

The four Florida lawsuits, captioned and styled Ronald Kirkland v. Bluegreen Corporation et al. (filed on November 16, 2011); Richard Harriman v. Bluegreen Corporation et al. (filed on November 22, 2011); Alfred Richner v. Bluegreen Corporation et al. (filed on December 2, 2011); and BHR Master Fund, LTD et al. v. Bluegreen

Corporation et al. (filed on February 13, 2012) were consolidated into an action styled In Re Bluegreen Corporation Shareholder Litigation. On April 9, 2012, the plaintiffs filed a consolidated amended class action complaint which alleged that the individual director defendants breached their fiduciary duties by (i) agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, (ii) engineering a transaction to benefit themselves and not the shareholders, and (iii) failing to protect the interests of Bluegreen’s minority shareholders. In the complaint, the plaintiffs also alleged that BFC breached its fiduciary duties to Bluegreen’s minority shareholders and that Merger Sub aided and abetted the alleged breaches of fiduciary duties by Bluegreen’s directors and BFC. In addition, the complaint included allegations relating to claimed violations of Massachusetts law. The complaint sought declaratory and injunctive relief, along with damages and attorneys’ fees and costs.

The three Massachusetts lawsuits were filed in the Superior Court for Suffolk County in the Commonwealth of Massachusetts and styled as follows: Gaetano Bellavista Caltagirone v. Bluegreen Corporation et al. (filed on November 16, 2011); Alan W. Weber and J.B. Capital Partners L.P. v. Bluegreen Corporation et al. (filed on November 29, 2011); and Barry Fieldman, as Trustee for the Barry & Amy Fieldman Family Trust v. Bluegreen Corporation et al. (filed on December 6, 2011). In their respective complaints, the plaintiffs alleged that the individual director defendants breached their fiduciary duties by agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration. The Fieldman and Weber actions contained the same claim against BFC. In addition, the complaints included claims that Merger Sub, in the case of the Fieldman action, BFC and Merger Sub, in the case of the Caltagirone action, and Bluegreen, in the case of the Weber action, aided and abetted the alleged breaches of fiduciary duties. On January 17, 2012, the three Massachusetts lawsuits were consolidated into a single action styled In Re Bluegreen Corp. Shareholder Litigation, which is presently stayed in favor of the Florida action.

Following the public announcement of the termination of the stock-for-stock merger agreement and the entry into the Bluegreen-Woodbridge Cash Merger Agreement during November 2012, the plaintiffs in the Florida action filed a motion for leave to file a supplemental complaint in order to challenge the structure of, and consideration received by Bluegreen’s shareholders in the Bluegreen-Woodbridge Cash Merger. On November 30, 2012, the Florida court granted the plaintiffs’ motion, and the supplemental complaint was deemed filed as of that date. The supplemental complaint alleges that the merger consideration remained inadequate and continued to be unfair to Bluegreen’s minority shareholders.

On January 25, 2013, the plaintiffs in the Florida action filed a Second Amended Class Action Complaint that set forth more fully their challenge to the Bluegreen–Woodbridge Cash Merger.  The Second Amended Class Action Complaint asserts claims for (i) breach of fiduciary duties against the individual director defendants, BFC, and Woodbridge, (ii) aiding and abetting breaches of fiduciary duties against Bluegreen, BFC, Woodbridge, and Merger Sub, and (iii) a violation of the section of the Massachusetts Business Corporation Act regarding the approval of conflict of interest transactions. Class action certification was granted to the plaintiffs in the Second Amended Class Action Complaint by Order dated December 18, 2013.

As previously described, the Bluegreen-Woodbridge Cash Merger was consummated on April 2, 2013. However, the actions related to the transaction remain pending, with the plaintiffs seeking to recover damages in connection with the transaction. Bluegreen believes that these lawsuits are without merit and intends to defend against them vigorously.

Bluegreen

In the ordinary course of its business, Bluegreen becomes subject to claims or proceedings from time to time relating to the purchase, sale, marketing or financing of VOIs or Bluegreen’s other business activities.  Bluegreen is also subject to certain matters relating to its previous Bluegreen Communities’ business, substantially all of the assets of which Bluegreen sold on May 4, 2012.  Additionally, from time to time, Bluegreen becomes involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties.  From time to time in the ordinary course of business, Bluegreen also receives individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorney Generals.  Bluegreen takes these matters seriously and attempts to resolve any such issues as they arise.  Unless otherwise described below, Bluegreen believes that these claims are routine litigation incidental to its business.

Reserves are accrued for matters in which Bluegreen’s management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated.  However, litigation is inherently uncertain. The actual costs of resolving these legal claims may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on the Bluegreen’s financial statements.

Bluegreen is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur.  In certain matters, Bluegreen is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss.  Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported the claim.

The aggregate liability relating to the known contingencies of Bluegreen discussed below, in excess of the amounts currently accrued, if any, are not expected to have a material impact on our consolidated financial statements.  However, due to the significant uncertainties involved in these legal matters, losses in excess of amounts accrued may be incurred and an adverse outcome in these matters could be material to our consolidated financial statements.

At December 31, 2014, the estimated cost to satisfy Bluegreen’s development obligations related to Bluegreen Resorts was approximately $4.1 million, which relate to Bluegreen/Big Cedar Vacations.

In lieu of paying maintenance fees for unsold VOI inventory, Bluegreen provides subsidies to certain property owners’ associations to provide for funds necessary to operate and maintain vacation ownership properties in excess of assessments collected from owners of the VOIs.  As of December 31, 2014 and December 31, 2013, Bluegreen had liabilities for subsidies totaling $0.3 million and $0.1 million, respectively, which are included in other liabilities on the Company’s Consolidated Balance Sheets.  As of December 31, 2014, Bluegreen was providing subsidies to eight property owners’ associations.

In October 2013, Bluegreen entered into an agreement to purchase from an unaffiliated third party completed VOI inventory at the Lake Eve resort in Orlando, Florida over a five-year period. The total purchase commitment is $35.0 million, of which $7.2 million and $4.0 million of inventory was purchased in 2014 and 2013, respectively.

Tennessee Tax Audit

In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Vacations for the period from December 1, 2001 through December 31, 2004 (the “Assessment Period”). On September 23, 2006, the Division issued a notice of assessment for approximately $0.7 million of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. Bluegreen believed the attempt to impose such a tax was contrary to Tennessee law and vigorously opposed such assessment by the Division. By letter dated May 25, 2011, the State of Tennessee Department of Revenue issued a decision in which it held that two of the three types of transactions in question were taxable. The State of Tennessee Department of Revenue confirmed that Bluegreen had already remitted the proper amount of sales tax due on one of the two types of taxable transactions, but took the position that Bluegreen owed a total of $0.7 million in taxes and interest based on the second type of transaction. On August 1, 2011, Bluegreen filed suit in the Chancery Court of Davidson County, Tennessee for the purpose of invalidating and setting aside the tax assessment made against Bluegreen by the State of Tennessee Department of Revenue. On December 13, 2013 the Chancery Court granted summary judgment in favor of the Tennessee Department of Revenue that the imposition by the Tennessee Department of Revenue of the disputed tax was valid. Bluegreen does not believe this ruling extends beyond the Assessment Period and does not believe the State of Tennessee has the legal right to increase the assessment or apply it to any other time period.    During May 2014, Bluegreen paid approximately $0.9 million to the Tennessee Department of Revenue, representing the amount of the tax assessment and accrued interest plus the Tennessee Department of Revenue’s legal costs related to the litigation, in resolution of the matter.

10.    Stock Option Plans

Bluegreen

The Bluegreen Corporation 2008 Stock Incentive Plan, as amended, provided for the issuance of restricted stock awards and for the grant of options to purchase shares of Bluegreen’s common stock.

In connection with the closing of the Bluegreen merger during April 2013, (i) all options outstanding at the effective time of the merger, whether vested or unvested, were cancelled in exchange for the holder’s right to receive the excess, if any, of the $10.00 per share merger consideration over the exercise price of the option, and (ii) all shares subject to restricted stock awards outstanding at the effective time of the merger, whether vested or unvested, were converted into the right to receive, with respect to each such share, the $10.00 per share merger consideration.

11.    Employee Benefit Plans and Incentive Compensation Program

 Woodbridge

Incentive Compensation Program

On September 29, 2008, Woodbridge’s Board of Directors approved the terms of an incentive program for certain employees, including certain executive officers, pursuant to which a portion of their compensation may be based on the cash returns realized on investments held by individual limited partnerships or other legal entities.  Certain of the participants in this incentive program are also employees and executive officers of BFC.  This incentive program qualifies as a liability-based plan and, accordingly, the components of the program are required to be evaluated in order to determine the estimated fair value of the liability, if any, to be recorded. Based on the evaluation performed at December 31, 2014, it was determined that the liability for compensation this incentive program as of those dates was not material.

Bluegreen

Bluegreen’s Employee Retirement Plan (the “Bluegreen Retirement Plan”) is an Internal Revenue Code section 401(k) Retirement Savings Plan. Historically, all U.S.-based employees at least 21 years of age with at least three months of employment with Bluegreen are eligible to participate in the Bluegreen Retirement Plan.    The Bluegreen Retirement Plan provides for an annual employer discretionary matching contribution.  In December 2013, Bluegreen approved a basic matching contribution effective January 1, 2014 equal to 100% of each participant’s contributions not exceeding 3% of each participant’s compensation, plus 50% of the participant’s contributions in excess of 3% but not in excess of 5% of the participant’s compensation. Further, Bluegreen may make additional discretionary matching contributions not to exceed 6% of each participant’s compensation. Bluegreen made contributions of $6.7 million during 2014. There were no contributions made from April 2, 2013 through December 31, 2013.  During 2014 and from April 2, 2013 through December 31, 2013, Bluegreen recorded expenses for its contributions to the Retirement Plan of $4.6 million and $1.6 million, respectively.

13.    Fair Value Measurement

The following tables present information for financial instruments (in thousands):

		Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount		Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	December 31,	December 31,	Assets	Inputs	Inputs
	2014	2014	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalent	$185,807	185,807	185,807	-	-
Restricted cash	54,620	54,620	54,620	-	-
Notes receivable, net	427,267	520,000	-	-	520,000
Financial liabilities:
Receivable-backed notes payable	$412,404	411,400	-	-	411,400
Notes and mortgage notes payable and other borrowings	90,061	90,632	-	-	90,632
Junior subordinated debentures	150,038	134,500	-	-	134,500

		Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount		Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	December 31,	December 31,	Assets	Inputs	Inputs
	2013	2013	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalent	$158,819	158,819	158,819	-	-
Restricted cash	65,285	65,285	65,285	-	-
Notes receivable, net	455,569	540,000	-	-	540,000
Financial liabilities:
Receivable-backed notes payable	$443,561	447,700	-	-	447,700
Notes and mortgage notes payable and other borrowings	93,939	92,700	-	-	92,700
Junior subordinated debentures	147,431	120,000	-	-	120,000

Management has made estimates of fair value that it believes to be reasonable. However, because there is no active market for many of these financial instruments, management has derived the fair value of certain of these financial instruments using the income approach technique with Level 3 unobservable inputs. Management estimates used in its net present value financial models rely on assumptions and judgments regarding issues where the outcome is unknown and actual results or values may differ significantly from these estimates. These fair value estimates do not consider the tax effect that would be associated with the disposition of the assets or liabilities at their fair value estimates.

The estimated fair value of junior subordinated debentures are estimated using Level 3 inputs based on the contractual cash flows discounted at a market rate or based on market price quotes from the over-the-counter bond market.

The fair value of Bluegreen’s notes receivable is estimated using Level 3 inputs and is based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.

The estimated fair values of Bluegreen’s notes and mortgage notes payable and other borrowings, including receivable-backed notes payable, were determined by discounting the net cash flows to be used to repay the debt (Level 3 inputs).

The fair value of junior subordinated debentures is estimated using Level 3 inputs based on the contractual cash flows discounted at a market rate or based on market price quotes from the over-the-counter bond market

14.    Certain Relationships and Related Party Transactions

BFC and BBX Capital own a 54% and 46%, respectively, of the outstanding equity interests in Woodbridge, which is the sole shareholder of Bluegreen as a result of the Bluegreen merger described below.  BFC, BBX Capital and Bluegreen are entities under common control. BFC owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 52% of the total outstanding equity of BBX Capital and 72% of the total voting power of BBX Capital.  Shares of BFC’s Class A and Class B Common Stock representing a majority of BFC’s total voting power are owned or controlled by BFC’s Chairman, President and Chief Executive Officer, Alan B. Levan, and by BFC’s Vice Chairman, John E. Abdo, both of whom are also directors of Bluegreen, and executive officers and directors of BBX Capital.  In addition, Jarett S. Levan, the son of Alan B. Levan, and Seth M. Wise are executive officers and directors of BFC and BBX Capital.  John K. Grelle serves as an executive officer of BFC and BBX Capital.

On October 30, 2013, Renin Holdings LLC, a newly formed joint venture entity currently beneficially owned 81% by BBX Capital and 19% by BFC, through newly formed acquisition subsidiaries (Renin Holdings LLC and its acquisition subsidiaries) acquired substantially all of the assets of Renin Corp. and its subsidiaries, manufacturers of interior closet doors, wall décor, hardware and fabricated glass products.  Bluegreen Specialty Finance, LLC, a subsidiary of Bluegreen, funded approximately $9.4 million of the transaction consideration in a term loan and revolver facility (the “Renin Loan”).  The Renin Loan includes a $3.0 million term loan and provides for additional borrowings of up to $9 million on a revolving basis ($6.4 million of which was drawn upon at the closing), subject to the terms of a borrowing base specified in the Renin Loan.  Amounts outstanding under the Renin Loan bear interest at a fixed rate of 7.25% per annum and are collateralized by substantially all of the assets of the Purchasers.  All amounts outstanding under the Renin Loan will, unless extended, become due on May 30, 2014. During 2014 and 2013, Bluegreen recognized approximately $0.3 million and $0.1 million, respectively, of interest income under the Renin Loan.  All amounts outstanding under the loan were repaid in full in June 2014.

Pursuant to the terms of a shared services agreement between the Company and BFC, certain administrative services, including human resources, risk management, and investor and public relations, are provided to the Bluegreen by BFC on a percentage of cost basis.  The total amounts incurred for these services during the year ended December 31, 2014 and from April 2, 2013 through December 31, 2014 were $0.5 million and $0.3 million, respectively.

During the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013, Bluegreen paid a subsidiary of BFC approximately $0.6 million and $0.4 million, respectively, for a variety of management advisory services.